OCEANEERING INTERNATIONAL, INC.
11911 FM 529
Houston, Texas 77041

August 8, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Michael Purcell and Ethan Horowitz

RE:    Oceaneering International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 25, 2022
File No. 001-10945

Ladies and Gentlemen:

On behalf of Oceaneering International, Inc. (the “Company” or “Oceaneering”), and as a follow-up to the discussion on August 8, 2022 with Mr. Horowitz of the staff (the “Staff”) of the United States Securities and Exchange Commission regarding the letter from the Staff to the Company dated July 27, 2022 with respect to the above-referenced filing and response letter of the Company (which such response letter was sent in response to the comments of the Staff with respect to the above-referenced filing and set forth in the letter from the Staff to the Company dated July 1, 2022), I hereby confirm that the Company will respond to the Staff’s comments set forth in such letter on or before August 24, 2022.
If you have any questions regarding the foregoing, please do not hesitate to contact me.

OCEANEERING INTERNATIONAL, INC.

By: /S/ ALAN R. CURTIS
Alan R. Curtis
Senior Vice President and Chief Financial Officer